Filed under Rule 433
Summary of Terms (Amended)	Registration No. 333-125271

Wachovia Corporation

3,500,000 Shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Class A Preferred Stock, Series K

(liquidation amount $1,000 per Share)

Issuer:	Wachovia Corporation

Securities Offered:	Fixed-to-Floating Rate Non-Cumulative Perpetual Class A Preferred Stock, Series K

Ratings:	A2 (Moody’s) / A (S&P) / A+ (Fitch)

Amount:	3,500,000 Preferred Shares

Maturity:	Perpetual

Day Count:	From February 8, 2008 to, but excluding, March 15, 2018, 30/360 and thereafter Actual/360

Trade Date:	February 5, 2008

Settlement Date:	February 8, 2008

Dividend Rate (Non-Cumulative):	From February 8, 2008 to, but excluding, March 15, 2018 at a rate of 7.98% per annum, and thereafter Three-Month LIBOR plus 3.77%

Dividend Payment Dates:	Beginning September 15, 2008, each March 15 and September 15 to, but excluding, March 15, 2018, and thereafter each March 15, June 15, September 15, and December 15

Optional Redemption:	On any Dividend Payment Date on or after March 15, 2018 (subject to limitations described in the prospectus supplement dated February 5, 2008)

Public Offering Price:	$1,000 per share

Underwriting Commissions:	1.00%

Net Proceeds:	$3,465,000,000

Book-Running Manager:	Wachovia Capital Markets, LLC - $3,223,500,000

Co-Managers:

Barclays Capital Inc. - $52,500,000

Cabrera Capital Markets, LLC - $52,500,000

Deutsche Bank Securities Inc. - $52,500,000

Sandler O’Neill & Partners, L.P. - $52,500,000

UBS Securities LLC - $52,500,000

Utendahl Capital Partners, L.P. - $14,000,000

CUSIP (corrected) for Preferred Shares:	929903EF5

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s and Fitch Ratings. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus is you request it by calling toll-free 1-800-326-5897 or you may e-mail a request to syndicate.ops@wachovia.com.